Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 1, 2006	October 2, 2005	October 1, 2006	October 2, 2005
Number of shares of Class A and Class B common stock outstanding at beginning of Period	9,575	9,594	9,569	9,576
Issuance of shares of Class B common stock (weighted)	6	2	6	16

Shares used in the computation of basic earnings per common share	9,581	9,596	9,575	9,592
Adjustment to reflect dilution from common stock and restricted stock equivalents	36	22	37	24

Shares used in the computation of diluted earnings per common share	9,617	9,618	9,612	9,616

Net income available for common shares	$73,051	$66,313	$227,933	$210,923

Basic earnings per common Share	$7.62	$6.91	$23.81	$21.99

Diluted earnings per common share	$7.60	$6.89	$23.71	$21.93